eTotalSource, Inc.
1510 Pool Boulevard
Yuba City, California 95993

February 13, 2006

VIA EDGAR AND MESSENGER

Mr. Mark P. Shuman
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Room 4561
Washington, D.C. 20549

Re:	eTotalSource, Inc.
Registration Statement on Form SB-2 filed December 30, 2005
File No. 333-130800

Dear Mr. Shuman:

This letter has been prepared in response to your request for eTotalSource, Inc. (“ETLS” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “Commission”) as memorialized in your February 10, 2006 letter to me (the “Comment Letter”) concerning the Registration Statement on Form SB-2 filed by ETLS on December 30, 2005, File No. 333-130800 (the “Registration Statement”).

Concurrently with the filing of this Response Letter with the Commission, the Company has also filed Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) which incorporates, as appropriate, the Company’s responses set forth herein.

The Company’s responses to the Comment Letter appear below in boldface capitalization after a recitation of the relevant comment contained in the Comment Letter.

Cover Page and Prospectus Summary

COMMENT 1:
We note your revised disclosure in response to comment 1 of our letter dated January 26, 2006. The first option for the conversion price of the November 2005 debentures is fixed and determinable at $.024 per share. As a result, the disclosure regarding the formula to arrive at such price is superfluous and decreases the clarity and quality of your disclosure. With reference to our guidance on plain English disclosure, please revise the portions of your prospectus that are subject to Rule 421(d) under the Securities Act to disclose the $.024 per share conversion price without discussing the formula used to arrive at such price.

RESPONSE:	THE COMPANY HAS DRAFTED THE AMENDED REGISTRATION STATEMENT TO ADDRESS THE COMMISSION’S ABOVE COMMENT.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
February 13, 2006

Shares Acquired in Financing Transactions with Cornell, page 13

COMMENT 2:
We note your revised disclosure in response to comment 5 of our letter dated January 26, 2006. Please revise your first bullet under your 2005 transactions to describe the current status of the securities purchase agreement dated November 2, 2005. Securities have been sold to Cornell Capital under the securities purchase agreement and your disclosure should reflect that transaction.

RESPONSE:	THE COMPANY HAS DRAFTED THE AMENDED REGISTRATION STATEMENT TO ADDRESS THE COMMISSION’S ABOVE COMMENT.

Item 27. Exhibits

COMMENT 3:
Item 601(b)(5)(i) of Regulation S-B requires that all Securities Act filings include an opinion of counsel regarding the legality of the securities being registered. Counsel must opine that the securities to be sold are or will be legally issued, fully paid and nonassessable. With respect to the shares of common stock issuable upon conversion or exercise of the debentures or warrants, respectively, counsel should opine on their legality upon conversion or exercise in accordance to the terms of their respective instruments. In addition, such opinion must be addressed to the company.

RESPONSE:	THE OPINION OF COUNSEL WHICH ACCOMPANIES THE AMENDED REGISTRATION STATEMENT HAS BEEN DRAFTED TO ADDRESS THE COMMISSION’S ABOVE COMMENT.

Should you have any questions concerning this Response Letter or the Amended Registration Statement, please contact me at (530) 751-9615.

Very truly yours,

/s/ Terry L. Eilers
Terry L. Eilers
Chief Executive Officer and Chairman of the Board

cc:	Daniel Lee, United States Securities and Exchange Commission (via Messenger)
Clayton E. Parker, Esq., Kirkpatrick & Lockhart Nicholson Graham, LLP (via facsimile)
Gaylen Hansen, Gordon Hughes & Banks, LLP (via facsimile)